UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.  333-47622-03

PDC 2002-C Limited Partnership

(Exact name of registrant as specified in its charter)

1775 Sherman Street, Suite 3000 Denver, Colorado 80203

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Limited Partnership Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☒
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 458

Pursuant to the requirements of the Securities Exchange Act of 1934, PDC 2002-C Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 10, 2014	PDC ENERGY, INC.
	By:	/s/ Daniel W. Amidon
Daniel W. Amidon
General Counsel and Secretary of PDC Energy, Inc.,
Managing General Partner of the Registrant